

New York Stock Exchange
11 Wall Street
New York, NY 10005

January 28, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of MASON INDUSTRIAL TECHNOLOGY, INC., under the Exchange Act of 1934:

- Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant to purchase one share of Class A common stock

- Class A common stock, par value $0.0001 per share

- Redeemable warrants, exercisable for one share of Class A common stock for $11.50 per share

Sincerely,